 Exhibit 99.1

SNDL Inc. Enters into a Bid Agreement to Acquire Superette Assets

SNDL enters into an agreement in connection with its secured credit investment to add to its multi-banner cannabis retail portfolio

CALGARY, AB, Aug. 31, 2022 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that, in the context of the initial order obtained by Superette Inc., Superette Ontario Inc. and certain of its subsidiaries (collectively, "Superette") from the Ontario Superior Court of Justice (Commercial List) (the "Court") on August 30, 2022 pursuant to the Companies' Creditors Arrangement Act (Canada) ("CCAA Proceedings"), it has entered into an agreement of purchase and sale with Superette (the "Stalking Horse Agreement"), pursuant to which it proposes to acquire substantially all of the business and assets of Superette through a hybrid asset purchase and 'reverse vesting' transaction. Superette intends to return to Court on September 9, 2022 to seek approval of, among other things, an amended and restated initial order and an order approving a sale and investment solicitation process (the "SISP"). Subject to Court approval at the comeback hearing, the Stalking Horse Agreement will serve as the "stalking horse bid" (the "Stalking Horse Bid") in the SISP, and is to be supervised by the Court and conducted by PricewaterhouseCoopers Inc., the Court-appointed Monitor of Superette (the "Monitor"). The Stalking Horse Bid will set the floor, or minimum acceptable bid for potential alternative bids to be submitted in the SISP, which is designed to achieve the highest and best offer for Superette's business and assets.

The assets to be acquired under the Stalking Horse Agreement include six Superette retail locations within Toronto and Ottawa. Superette sells cannabis and non-cannabis branded merchandise and has developed a prominent position in the Canadian retail cannabis landscape through its experiential and localized retail experience. The Stalking Horse Bid also provides for certain intellectual property rights to white-label products under the Superette brand.

"We are excited by the opportunity to bring stability to the Superette retail business during the CCAA Proceedings," said Zach George, Chief Executive Officer of SNDL. "The Superette team has worked tirelessly to create an immersive and differentiated experience within the cannabis community and the bid seeks to further solidify SNDL's position as a prominent multi-banner cannabis retail operator. Through the CCAA Proceedings, we are committed to supporting Superette through the restructuring and ensuring the continuity and preservation of the Superette experience consumers have come to know and love."

For more information on the Superette brand, please visit https://superetteshop.com/.

History of the Investment

On February 9, 2022, SNDL entered into a secured promissory note with Superette Inc., and certain subsidiaries, with a principal remaining amount of $4.8 million (the "Financing"). The Financing allowed for SNDL to continue its investments into a multi-banner strategy.

In connection with the CCAA Proceedings, SNDLhas also agreed to provide up to an additional $2.1 million in pre-CCAA and debtor-in-possession financing for Superette for a total amount of $6.9 million (the "Additional Financing"). The Additional Financing will provide Superette with the liquidity required to operate during the CCAA Proceedings and undertake the SISP.

The consideration for the Stalking Horse Agreement is made up of (i) a credit bid and set-off of debt owing to SNDL through the assumption of certain assumed liabilities; and (ii) the cash payment of certain statutory priority payments and costs of terminating the CCAA proceeding and winding-down the relevant Superette entities.

Advisors

McCarthy Tétrault LLP is acting as legal counsel to SNDL. Cassels, Brock & Blackwell LLP is acting as counsel to Superette. PricewaterhouseCoopers Inc. is acting as a monitor of Superette with respect to the CCAA Proceedings and is represented by Bennett Jones LLP.

About SNDL Inc.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Production and Cultivation, and Investments.

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, annual production and the potential expansion plans of the Company in Canada and internationally, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: SNDL Investor Relations: E: investors@sndl.com; SNDL Media Inquiries: E: media@sndl.com

CO: Sundial Growers Inc.

CNW 17:56e 31-AUG-22